# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ENDEAVOUR SILVER CORP., CIK 0001277866
CUSIP: 29258Y103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: PO Box 10328, Suite 1130-609 Granville Street, Vancouver, British Columbia Canada (A1), V7Y 1G5
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001633061

## Reporting persons
- Amplify Junior Silver Miners ETF, a series of the Amplify ETF Trust: type of reporting person: investment company (IV); citizenship or place of organization: Massachusetts (MA); sole voting power 17,537,080; shared voting power 0; sole dispositive power 17,537,080; shared dispositive power 0; aggregate amount beneficially owned 17,537,080 (5.96% of the class)

## Item 1. Issuer
Name of issuer: ENDEAVOUR SILVER CORP.
Address of issuer's principal executive offices: PO Box 10328, Suite 1130-609 Granville Street, Vancouver, BC, Canada V7Y 1G5

## Item 2. Person Filing
Name of person filing: Amplify Junior Silver Miners ETF, a series of the Amplify ETF Trust
Address of principal business office or, if none, residence: 3333 Warrenville Road #350, Lisle, IL 60532
Citizenship: Massachusetts USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment company (IV)

## Item 4. Ownership
Amount beneficially owned: 17,537,080
Percent of class: 5.96%
Sole power to vote or to direct the vote: 17,537,080
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 17,537,080
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Amplify Junior Silver Miners ETF, a series of the Amplify ETF Trust's clients, is an investment company registered under the Investment Company Act of 1940, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein. No one other person's interest in the securities reported herein is more than 5%.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

## Signatures
- Amplify Junior Silver Miners ETF, a series of the Amplify ETF Trust: /s/ Edward H. Keiley, Edward H. Keiley/Chief Compliance Officer of the Amplify ETF Trust (11/14/2025)